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                              April 18, 2024

       Kyle Jason Kiser
       Chief Executive Officer
       CONX Corp.
       5701 S. Santa Fe Dr.
       Littleton, CO 80120

                                                        Re: CONX Corp.
                                                            Amendment No. 1 to
Schedule TO-I
                                                            Filed April 17,
2024
                                                            File No. 005-92163

       Dear Kyle Jason Kiser:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amended Schedule TO-I filed April 17, 2024

       What interests do our directors, executive officers and Sponsor have in the Transaction?, page 5

   1. We partially reissue prior comment 7. When calculating the aggregate amount the Sponsor and affiliates have at
risk based upon the current stock price, please remove the Equity
                                                        Forward Transaction.
Such transaction artificially deflates the amount at risk from the
                                                        Sponsor. Separately
highlight that the Equity Forward Transaction agreement provides that the company may at
any time, and after five years is required to repurchase such securities for the
initial purchase price, which protects Mr. Ergen from market risks.
       Risk Factors
       The other transactions that are expected to occur in connection with or subsequent to the
       Transaction taken together...., page 18

   2. We partially reissue prior comment 2. Please revise to also reflect the impact on the net cash per share if the
private warrants are exercised on a cashless basis.
 Kyle Jason Kiser
FirstName   LastNameKyle Jason Kiser
CONX Corp.
Comapany
April       NameCONX Corp.
       18, 2024
April 218, 2024 Page 2
Page
FirstName LastName
Opinion of Cabrillo Advisors, Inc. to the Independent Members...., page 24

3. We note your disclosure that the fairness opinion is "intended solely for the benefit and use of the independent members of [your] board ... and is not to be relied upon by any stockholder of the Company or the Company or by any other person or entity." Further, we note similar disclosure in the first paragraph on page 5 of the fairness opinion. Please either revise this disclosure and the fairness opinion itself to remove these statements or provide the legal basis for the company's and the advisor's belief that security holders cannot rely on the opinion to bring state law actions, including a description of any state law authority on such a defense. If no such authority exists, please disclose that the issue will be resolved by a court, resolution of the issue will have no effect on rights and responsibilities of the board under state law, and the availability of this defense has no effect on the rights and responsibilities of either the advisor or the board under the federal securities laws.
4. Please clearly discuss in this section the valuation analyses underlying the fairness opinion and any data used in the financial advisor's analysis.
5. We note that the opinion "shall not be included, summarized, or referenced in any manner in materials distributed to the stockholders or members of the Company or the Company
         without Cabrillo   s prior written consent." Please disclose whether
the advisor consents to
         the use of the opinion with this filing.
Information About CONX Following the Transaction, page 36

6. We partially reissue prior comment 18. We continue to note your disclosure on page 40
         that you    anticipate to grow through acquisition opportunities
and that    the Company is
         currently involved in ongoing discussions regarding potential acquisitions with the objective of becoming a diversified operating entity focused on the future of
         communications and connectivity.    Please revise your risk factor
disclosure to specifically
         address the risk, if material, that you may change your current business plan for the company and seek to undertake potential acquisitions with other operating entities focused on communications and connectivity.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Kyle Jason Kiser
CONX Corp.
April 18, 2024
Page 3



       Please contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Perry Hindin at 202-551-3444 with questions regarding tender offer rules and schedules.
Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.




                                                           Sincerely,
FirstName LastNameKyle Jason Kiser
                                                           Division of
Corporation Finance
Comapany NameCONX Corp.
                                                           Office of Mergers &
Acquisitions
April 18, 2024 Page 3
cc:       Mario Schollmeyer, Esq.
FirstName LastName